Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS AUGUST SALES

	August 2019	Change year-on-year	FY20 YTD Apr – Aug 2019	Change year-on-year
Jaguar Land Rover	34,176	(6.7)%	200,736	(8.0)%
Jaguar	9,702	(17.8)%	60,628	(9.4)%
Land Rover	24,474	(1.4)%	140,108	(7.4)%

Whitley, UK, 6 September 2019 – Jaguar Land Rover retail sales in August 2019 were 34,176 vehicles, down 6.7% compared to August 2018.

Retail sales in China continued to recover (up 17.4% year-on-year) as the company’s local turnaround plan gathered momentum. UK sales were solid but down 21.6% compared to August 2018, which was boosted by WLTP certification timing factors. Other markets were also down including Europe (1.4%) and North America (9.0%, impacted by new engine introduction timing issues this month), and Overseas (24.7%, primarily softer sales in Korea and MENA).

Demand for the all-new Range Rover Evoque continued to strengthen (up 50.9% year-on-year) with sales just beginning in China, and sales of the Range Rover Sport increased by 6.4%. The Jaguar XJ saw an increase of 31.1% and sales of the all-electric Jaguar I-PACE also increased. Sales of other models were down year-on-year, including Land Rover Discovery Sport which reflects the run out of the prior model with the refreshed model ramping up.

Jaguar retail sales in August 2019 were 9,702 vehicles, down 17.8% year-on-year and Land Rover retailed 24,474 vehicles, down 1.4% compared to August 2018.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“While the global market remains challenging, we have seen a second month of consecutive growth in China.

For Jaguar, customer demand for the World Car of the Year-winning I-PACE continues to go from strength to strength, cementing the vehicle's position as one of the world’s leading premium electric SUVs.

For Land Rover, the all-new Range Rover Evoque is now on sale. With its advanced technology based on the new PTA architecture and electrified drivetrains it is the most refined, most capable and most efficient compact Range Rover ever. The comprehensively re-engineered Land Rover Discovery Sport will be launched in China later this year further solidifying its position as a best-selling model.

We are confident that we have the right strategy in place to support long-term sustainable growth and are looking forward to revealing the new Land Rover Defender at the Frankfurt Motor Show – the rebirth of an icon.”

Jaguar Land Rover retail sales for Fiscal 2019/20 year to date (April to August 2019) were 200,736, down 8.0% compared to the same period last year.

ENDS

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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